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                                               FILED BY MICRON ELECTRONICS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                                          SECURITIES ACT OF 1933
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                SUBJECT COMPANY: INTERLAND, INC.
                                                   COMMISSION FILE NO. 000-31111



HostPro, a subsidiary of Micron Electronics, Inc., has posted on its intranet a HostPro Employees Frequently Asked Questions publication, the text of which follows.


                              HOSTPRO EMPLOYEES FAQ

GENERAL QUESTIONS

WHY ARE WE MERGING WITH INTERLAND?

As we've discussed since rolling out our vision, mission and strategy in December, our goal is to be the global leader in providing world-class infrastructure, Website and hosted software applications to the small and medium business market. Acquiring Interland positions us to achieve that leadership position. Together, we will be the largest business-class hosting provider to the SME market, through both our combined direct sales channels as well as through the numerous strategic distribution channels.

We see a number of advantageous synergies in our combined forces. This combination gives us a first-mover position in the SME Web hosting market. Both companies are focused on small and medium businesses and have built sizeable customer bases. Both have been successful in capitalizing on that large base of hosting customers to upsell additional services and applications, resulting in customers moving up the value chain. Combined, we will be bigger and stronger, with a well-recognized company name.

We chose a combination with Interland for its proven ability to grow organically and migrate customers up into higher end Web hosting solutions. The combined companies are of similar size with closely focused sales strategies. Combined, this merger will position us as the #1 player in the business class hosting market in terms of total dedicated customers, with more than 2,000 total dedicated customers today. Additionally, there is a strong mesh of corporate cultures that should prove to be advantageous in the integration of both companies.

Interland has been successful in developing one of the top brands in the Web hosting industry. It's Atlanta data center is a perfect addition to our strong multiple data center West Coast presence. This national data center presence, along with nationwide technical support capabilities, will enable us to provide more services to customers such as content mirroring, facilities disaster recovery, and the ability to expand our hours of customer service operation Finally, we are impressed with Interland's senior management team. We see substantial opportunity for both growth and synergies, and we believe this combination will return value to our shareholders.


WHAT WILL BE THE MERGED COMPANY'S NAME?  WHY?

The new company will be named Interland, Inc., in order to capitalize on the strong brand equity Interland has built in the hosting space.

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WHERE WILL THE MERGED COMPANY'S HEADQUARTERS BE LOCATED AND WHY?

The corporate headquarters will be located in Atlanta. A number of factors contributed to the decision, including the fact that, of all our combined data center and office locations, the highest current concentration of employees is in Atlanta.

Locating our headquarters in Atlanta adds strategic value, as we expand and strengthen our East coast presence. The Atlanta data center and office is located on a major Internet backbone facility as well as a major power grid. Combined, the company's bi-coastal presence provides balance across the entire network for protection against regional natural disasters or power shortages.

WHAT HAPPENS TO HOSTPRO'S OTHER OFFICES IF THE HEADQUARTERS ARE IN ATLANTA?

The company will continue to have data centers and offices in multiple locations.

WHAT IS THE OVERALL TIMETABLE, INCLUDING ANY KEY EVENT DATES, FROM NOW UNTIL CLOSING THE DEAL?

Our merger is subject to the approval of shareholders of each of Micron Electronics and Interland, and our receipt of certain regulatory approvals. We anticipate closing as soon as practicable after our receipt of these approvals, likely sometime this Summer.

WHAT WILL THE COMBINED COMPANY LOOK LIKE AFTER THE MERGER?

     HOW MANY CUSTOMER ACCOUNTS?            112,000
     HOW MANY PAID HOSTED WEBSITES?         More than 230,000
     HOW MANY DEDICATED CUSTOMERS?          More than 2,000
     HOW MANY DATA CENTERS?                 6
     HOW MANY EMPLOYEES?                    Over 1000

HOW MANY EMPLOYEES DOES INTERLAND HAVE? WHERE ARE THEIR OFFICES LOCATED?

Approximately 500 employees, the majority of which are located in the Atlanta office. Approximately 25 employees are located in regional sales office in New York, Chicago, Dallas and Los Angeles.

WHAT IS THE MANAGEMENT TEAM GOING TO LOOK LIKE?

As part of the merger agreement, Joel Kocher will serve as the Chairman and CEO and Ken Gavranovic will serve as the Vice Chairman. Once the transaction is complete, the remainder of the management team and organizational structure will be announced.

WHAT HAPPENS TO THE MICRONPC?

On March 23, Micron Electronics announced it has signed a non-binding letter of intent to sell its PC business to a large, private, technology equity firm.

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EMPLOYMENT & BENEFIT QUESTIONS

HOW DOES THIS MERGER AFFECT EMPLOYEES? HOW DOES THIS AFFECT ME?

This is an exciting announcement for employees of both HostPro and Interland, as you will now be working for a leader in business-class Web hosting to the SME segment. We will have a well-capitalized company with a cash position of more than $200 million.

The company will continue in its commitment to provide its employees with comprehensive and competitive benefits package. This merger will only help add to the already strong corporate identity that we together have built over the past few years.

HOW DOES THE ANNOUNCEMENT REGARDING MICRON ELECTRONICS SELLING THE PC AND SPECTEK BUSINESSES AFFECT HOSTPRO EMPLOYEES?

When all these announced changes are completed, Micron Electronics' sole business will be its hosting business, making the company a pure-play Web hosting company, and, in effect, taking HostPro public.

WHAT HAPPENS TO MY HOSTPRO STOCK OPTIONS?

For employees with HostPro stock options, those options will be assumed by MEI, which will be the surviving entity in the merger, with no change in vesting schedules. You'll receive a package soon that provides details on the exchange ratio and adjusted strike price.

WHAT HAPPENS TO MY MICRON ELECTRONICS STOCK OPTIONS?

Micron Electronics stock and stock options will be unaffected, including option pricing and vesting schedules.

CAN I TRADE SHARES OF MICRON ELECTRONICS AND INTERLAND?  WHEN?

Yes, you may trade shares in both Micron Electronics and Interland 48 hours following the press release being issued. As always, if you are aware of material non-public information or are bound by company blackout period policies, you must also adhere to these trading requirements. Please refer to the Micron Electronics Insider Trading Policy.

WILL THERE BE ANY LAYOFFS?

We hope to minimize job losses. Inevitably there will be some duplication, but overall our intention is to grow the business, not contract it. Where overlap exists, our first objective would be to handle any reductions in workforce through natural attrition or redeployment of skills.

WILL YOU NEED TO DOWNSIZE ANY OF THE DATA CENTERS?

At this time, there have been no decisions made regarding specific sites or operations. We expect to maintain multiple data center and office locations.

WILL THERE BE A HIRING FREEZE?

Both HostPro and Interland will continue to operate their businesses as usual, filling positions as needed with highly qualified candidates.

HOW WILL THIS AFFECT THE ANNUAL REVIEW PROCESS, MERIT INCREASES, ETC.?

The pending merger will not have an affect on the annual review process. While certain employees and departments' goals and objectives will need to be modified to address this announcement, employees will still be expected to meet the goals and objectives defined in their individual performance management plan.

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WILL OUR BENEFITS BE AFFECTED?

Until the transaction closes, it will be business as usual and we do not expect any changes in employees' current benefits packages. We will review our current benefit offering to ensure we are providing a comprehensive and competitive benefit package

WILL ANY EMPLOYEES BE ASKED TO RELOCATE?

It is our intention to maintain employees at their current locations. While the new company will be headquartered in Atlanta, we will continue to operate multiple office locations.

WILL EMPLOYEES WHO WANT TO TRANSFER TO ATLANTA HAVE THAT OPPORTUNITY?

At this time, we are operating business as usual. Once the transaction is closed, our normal transfer/relocation policy would apply.






PRE-MERGER AND POST-MERGER OPERATIONS

WHAT WILL HAPPEN BETWEEN NOW AND THE OFFICIAL CLOSING OF THE MERGER?

Until the transaction is completed, there will be no changes. It will be business as usual. Although integration teams made up of executives of both companies will begin working to develop integration plans, until the merger closes, HostPro and Interland remain vigourous competitors in the marketplace.

WILL HOSTPRO CONTINUE TO DEVELOP AND ROLL OUT NEW PRODUCTS AND SERVICES? WILL INTERLAND DO THE SAME?

Until the merger closes, HostPro and Interland will each continue to conduct their businesses on a business-as-usual basis and will continuously review and analyze the introduction of new products, services and technologies.

After the merger closes, our product lines will be consolidated to create the best, most extensive array of products and services in the industry.

WILL I HAVE A NEW SUPERVISOR BEFORE THE MERGER CLOSES?

No.  Until the transaction is complete, business will continue as usual.

WHAT CHANGES DO YOU ANTICIPATE WILL OCCUR FOR SALES AND OPERATIONAL TEAMS?

No modifications have been made to either HostPro's or Interland's sales organizations. They will continue to operate under the same organizational structure, with distinct shared, dedicated and outside sales teams. As we grow, we will continue to appropriately staff the sales organization

Upon closing of the merger, both companies will be able to take advantage of coast-to-coast data center coverage, an award winning customer support team, and regional outside sales offices dedicated to focusing on the higher-end solutions.

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HOW WILL THIS IMPACT OUR PATHWAY TO PROFITABILITY?

It is as important as ever for both companies to achieve our goals of reaching EBITDA profitability, both prior to and after the merger closing. Both HostPro and Interland will continue implementing our plans to reduce expenses, increase efficiencies and accelerate growth.

WHEN WILL WE START SEEING PEOPLE IN THE OFFICE FROM INTERLAND'S MANAGEMENT TEAM?

Over the next several days and throughout the waiting period, management from both companies will be visiting each other's offices, and working to begin integration planning.

HOW DO I CONTINUE TO GET ANSWERS TO QUESTIONS I MAY HAVE ABOUT THE MERGER?

We have placed an informational Web page on our site that contains all the details about today's announcement, as well as information on who to contact should you have any unanswered questions. You may go to the HostPro Inside Source to receive additional information regarding this merger.



Except for the historical information contained in this document, statements in this document may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of Web hosting solutions and certain merger synergies and expected future operating results for the combined company), the timing of the expected closing of the merger and the planned sale of Micron Electronics' non-hosting business. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risk of product returns, investments in new business opportunities and the ability of Micron Electronics to reach a definitive agreement to sell its PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. Such prospectus/proxy statement will be filled with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

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Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

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